Mail Stop 6010


August 31, 2005



Jason C. S. Chang, Chief Executive Officer
Advanced Semiconductor Engineering, Inc
26 Chin Third Road
Nantze Export Processing Zone
Nantze, Kaohsiung, Taiwan
Republic of China


	Re:	Advanced Semiconductor Engineering, Inc
		Form 20-F for the fiscal year ended December 31, 2004
		Form 6-K for fiscal 2005
		File No.  1-16125


Dear Mr. Chang

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. Jason C. S. Chang,
Advanced Semiconductor Engineering, Inc.
August 31, 2005
Page 2


Form 20-F for fiscal year ended December 31, 2004

Operating and Financial Review and Prospects, page 47

Results of Operations, page 54

1. In future filings, please provide more details of the significant increases in revenues each period, including a discussion of each of the factors that contributed to the significant changes.

Liquidity, page 64

2. We note the discussion on page 64 of the failure to comply with certain financial covenants in your loan agreements. Tell us the impact that this noncompliance had on your financial statements and whether you are considered in default of any of these lending arrangements. In addition, tell us the status of obtaining waivers from the relevant lenders.


Financial Statements

Note 2  Significant Accounting Policies, page F-14

-- Basis of Consolidation, page F-14

3. Please tell us, and disclose in future filings, more details of the specific accounting treatment for inter-company accounts described in the second paragraph.

Note 3 Accounting Change, page F-20

4. Please tell us, and disclose in future filings, more details about the impairment of goodwill and the circumstances that resulted in the impairment. Explain how it was necessary to record the impairment when you adopted of ROC Standard 35 and why goodwill was not previously impaired. In addition, tell us details of the goodwill impairment recognized in 2004 for U.S. GAAP purposes in the reconciliation in Note 29.



Mr. Jason C. S. Chang,
Advanced Semiconductor Engineering, Inc.
August 31, 2005
Page 3


Note 28   Segment and Geographic Information, page F-50

5. We see you have grouped "Asia and Other" together for revenue information. However you present Asia as a material geographic segment for long-lived assets disclosures. Please tell us what consideration you gave to presenting revenues from Asia separately and, if material, disclose separately in future filings.




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Mr. Jason C. S. Chang,
Advanced Semiconductor Engineering, Inc.
August 31, 2005
Page 4


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief
Accountant at (202) 551-3671.

      Sincerely,



      Brian R. Cascio
      Accounting Branch Chief



cc:	Richard K. Bonaparte, Esq.
	Davis, Polk & Wardwell
	By Facsimile    (212) 450-3519


??

??

??

??